                                                     RULE NO. 424(b)(5)
                                                     REGISTRATION NO. 333-40362

PROSPECTUS SUPPLEMENT
(To Prospectus Dated July 24, 2000)
                                  $30,000,000

                              LACLEDE GAS COMPANY
[LOGO]

                              First Mortgage Bonds
                      7.90% Series due September 15, 2030

                               ----------------

   We will pay interest on the bonds at the rate of 7.90% per year on March 15 and September 15 of each year, beginning on March 15, 2001. We will sell the bonds only in denominations of $1,000 and integral multiples of that amount. We may redeem the bonds prior to maturity (1) in whole if substantially all of our property subject to our mortgage and deed of trust is taken by eminent domain or sold to a governmental body or its designee or (2) in whole or in part through the maintenance and improvement fund under our mortgage. In either case, the redemption price would be equal to 100% of the principal amount of the bonds being redeemed, plus accrued interest to the redemption date. We may also redeem the bonds in whole or in part, at our option, at any time before maturity at a redemption price equal to the greater of (A) 100% of the principal amount of the bonds being redeemed and (B) the sum of the present values of the remaining scheduled payments of principal of and interest on the bonds being redeemed, discounted to the redemption date on a semiannual basis at the "adjusted treasury rate" plus .25%, as set forth in this prospectus supplement, plus in each case accrued interest to the redemption date without premium. The bonds are a series of our first mortgage bonds issued under our mortgage, which has the benefit of a first mortgage lien on substantially all of our property. See "Description of First Mortgage Bonds" in the accompanying prospectus.

                               ----------------

 Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                                                              Per
                                                             Bond      Total
                                                             ----      -----
Public Offering Price (1) ................................. 99.882% $29,964,600
Underwriting Commission (2)................................   .875% $   262,500
Proceeds to Company (1)(3)................................. 99.007% $29,702,100

--------
(1) The initial public offering price does not include accrued interest. Interest on the bonds will accrue from September 15, 2000, and must be paid by the purchaser.
(2) We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(3)  Before deducting expenses payable by us estimated at $100,000.

                               ----------------

   The underwriter is offering the bonds subject to the prior receipt and acceptance of the bonds by the underwriter and its right to reject any order in whole or in part. Delivery of the bonds will be made in book-entry form only through the facilities of The Depository Trust Company on or about September 26, 2000.

                               ----------------

                           A.G. Edwards & Sons, Inc.

                               ----------------

         The date of this prospectus supplement is September 21, 2000.

                                  THE COMPANY

   We are a public utility that distributes and transports natural gas. We serve approximately 629,000 customers as of June 30, 2000 in the City of St. Louis, St. Louis County and parts of eight other counties in eastern Missouri and are subject to the jurisdiction of the Missouri Public Service Commission. Generally, we sell gas for heating households, certain other household uses and commercial and industrial space heating. In addition, we operate underground natural gas storage fields and transport and store liquid propane. We have also invested in other minor non-utility businesses.

                            DESCRIPTION OF THE BONDS

Bonds Offered................  $30 million principal amount of first mortgage bonds.

Maturity.....................  September 15, 2030.

Interest Rate................  The bonds will bear interest at the rate of
                               7.90% per year.

Interest Payment Dates.......  March 15 and September 15 (commencing March 15,
                               2001).

Security.....................  The bonds are a series of our first mortgage bonds issued under our mortgage, which has the benefit of a first mortgage lien on substantially all of our property.

Record Dates.................  March 1 and September 1.

Trustee......................  State Street Bank and Trust Company of
                               Missouri, N.A.

Use of Proceeds..............  We will use the net proceeds from the sale of the bonds to reimburse our treasury for capital expenditures previously financed through our short-term debt. For the nine months ended June 30, 2000, our outstanding short-term debt averaged $110 million at an average annual interest rate of 6.05%. During the past year, we used the proceeds of short-term debt to:

                               .pay gas supply costs; and

                               . pay capital expenditures for assets acquired in the ordinary course of business, including construction and office equipment.

Form and Denomination........  We will sell the bonds in denominations of
                               $1,000 and integral multiples of that amount, and the bonds will be initially represented by a global note registered in the name of a nominee of The Depository Trust Company.

Redemption...................  We may redeem the bonds:

                               .  in whole if substantially all of our
                                  property subject to our mortgage is taken by eminent domain or sold to a governmental body or its designee; or

                               . in whole or in part through the maintenance and improvement fund under our mortgage to the extent any cash is paid to the trustee pursuant to the requirements of that fund.

                               In either case, the redemption price would be equal to 100% of the principal amount of the bonds, plus accrued interest to the redemption date. See "Description of First Mortgage Bonds--Eminent Domain Provision" and "Description of First Mortgage Bonds-- Maintenance and Improvement Fund" in the accompanying prospectus.

                               We may also redeem the bonds in whole or in part, at our option, at any time before the maturity of the bonds at a redemption price equal to the greater of:

                               . 100% of the principal amount of the bonds being redeemed; and

                               . as determined by the independent investment banker, the sum of the present values of the remaining scheduled payments of principal of and interest on the bonds being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus .25%;

                               plus, in each case, accrued interest thereon to the redemption date without premium.

                               In each instance of redemption, we will give registered holders (which, as long as the bonds are in the book-entry only system, will be The Depository Trust Company or its nominee or a successor depository) at least 30 days, and not more than 90 days, notice of any redemption. On and after the redemption date, unless we shall default in the payment of the redemption price and interest accrued on the bonds to the date fixed for redemption, interest on the bonds or the portions of the bonds called for redemption shall cease to accrue. A completed default under our mortgage may occur if we fail to deposit money for the redemption with the trustee by the tenth day after the redemption date.

                               "Adjusted treasury rate" means, with respect to any redemption date:

                               .  the yield, under the heading which
                                  represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which reports yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the comparable treasury issue (if no maturity is within three months before or after the remaining term of the bonds, yields for the two published maturities most closely corresponding to the comparable treasury issue shall be determined and the adjusted treasury rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

                              . if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, calculated using a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date.

                              The adjusted treasury rate shall be calculated on the third business day preceding the redemption date.

                              "Business day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the trustee is closed for business.

                              "Comparable treasury issue" means the United
                              States Treasury security selected by the independent investment banker as having a maturity comparable to the remaining term of the bonds that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the bonds.

                              "Comparable treasury price" means, with respect to any redemption date, (1) the average of five reference treasury dealer quotations for such redemption date after excluding the highest and lowest such reference treasury dealer quotations or (2) if the independent investment banker obtains fewer than five such reference treasury dealer quotations, the average of all such reference treasury dealer quotations.

                              "Independent investment banker" means A.G.
                              Edwards & Sons, Inc. or, if such firm is unwilling or unable to select the comparable treasury issue, an independent investment banking institution of national standing appointed by us.

                              "Reference treasury dealer" means a primary U.
                              S. government securities dealer selected by the independent investment banker after consultation with us.

                              "Reference treasury dealer quotations" means, with respect to each reference treasury dealer and any redemption date, the average, as determined by the independent investment banker, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the independent investment banker by such reference treasury dealer at 5:00 p.m. on the third business day preceding such redemption date.

                         SUMMARY FINANCIAL INFORMATION
                             (Dollars in thousands)

                                                             Nine Months Ended
                                   Year Ended September 30,      June 30,
                                  -------------------------- -----------------
                                    1997     1998     1999     1999     2000
                                  -------- -------- -------- -------- --------
                                                                (Unaudited)
Consolidated Statement of Income
 Data
  Operating Revenues............. $615,730 $561,987 $491,588 $435,841 $485,082
  Operating Income...............   68,944   63,464   61,489   60,363   64,101
  Net Income.....................   32,466   27,892   26,062   30,040   29,357

                                                             As     Percentage
                                                  Amount  Adjusted* As Adjusted
                                                 -------- --------- -----------
Consolidated Capitalization at June 30, 2000
  Long-term Debt................................ $204,387 $234,387      44.3%
  Redeemable Preferred Stock....................    1,763    1,763        .3
  Common Stock Equity ..........................  292,650  292,650      55.4
                                                 -------- --------     -----
    Total Capitalization ....................... $498,800 $528,800     100.0%
                                                 ======== ========     =====

--------
* Adjusted to reflect the issuance of $30 million of the bonds.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table shows our ratio of earnings to fixed charges for the periods indicated:

                Year Ended September 30,
                ------------------------                                Twelve Months
      1995       1996         1997         1998         1999         Ended June 30, 2000
      ----       ----         ----         ----         ----         -------------------
      2.65       3.81         3.62         3.01         2.93                2.75

In computing these ratios, "earnings" consist of income before income taxes and fixed charges. "Fixed charges" consist of all interest expense and the portion of rentals representing interest. We currently estimate the portion of rentals representing interest to be one-third.

               BOOK-ENTRY ISSUANCE--THE DEPOSITORY TRUST COMPANY

   The bonds will be issued under a book-entry only system in the form of one or more global securities deposited with The Depository Trust Company, New York, New York ("DTC"). The global securities will be registered in the name of DTC or its nominee. The following information is based solely on information furnished by DTC:

   DTC is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation within the meaning of the New York Uniform Commercial Code, and a clearing agency registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

   DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, called indirect participants, such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

   Purchases of the bonds under DTC's systems must be made by or through direct participants, who will receive a credit for the bonds on DTC's records. The beneficial ownership interest of each actual purchaser of each bond is in turn recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which they purchased. Transfers of ownership interest in the bonds are entered on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in the bonds, except if use of the book-entry only system for the bonds is discontinued.

   To facilitate subsequent transfers, all bonds deposited by direct participants with DTC will be registered in the name of DTC's partnership nominee, Cede & Co. The deposit of bonds with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC will have no knowledge of the actual beneficial owners of the bonds. DTC's records will reflect only the identity of the direct participants to whose accounts such bonds are credited, who may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

   Giving of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   If any of the bonds being offered are redeemable prior to the maturity date, redemption notices shall be sent to Cede & Co. If less than all of the bonds being offered are being redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

   DTC and Cede & Co. will not consent or vote with respect to the bonds. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy will assign Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

   Principal, premium, if any, and interest payments on the bonds will be made to DTC. DTC's practice is to credit direct participants' accounts on the payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of the participant and not of DTC, any underwriter, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is our responsibility. Disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of such payments to the beneficial owners is the responsibility of direct and indirect participants.

   DTC may discontinue providing its services as securities depository for the bonds at any time by giving us and the trustee reasonable notice. If that occurs and a successor securities depository is not obtained, or if we decide to discontinue using DTC's book-entry only transfer system, or a completed default under our mortgage has occurred and is continuing and payment of principal and accrued interest on all of our outstanding bonds is due and owing, bond certificates will be printed and delivered.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement, we have agreed to sell and A.G. Edwards & Sons, Inc. has agreed to purchase $30 million principal amount of the bonds.

   Under the terms and conditions of the underwriting agreement, the underwriter agrees to take and pay for all the bonds, if any are taken.

   The underwriter proposes to offer the bonds in part directly to purchasers at the initial public offering price set forth on the cover page of this prospectus supplement and in part to certain securities dealers at that price less a concession of .50% of the principal amount of the bonds. After we release the bonds for sale to the public, the underwriter may from time to time vary the offering price and other selling terms.

   The bonds constitute a new issue of securities with no established trading market. The underwriter has advised us that it intends to make a market in the bonds but the underwriter has not obligated itself to do so and may discontinue market making at any time without notice. We can give you no assurance as to the liquidity of the trading market for the bonds.

   The underwriter is permitted to engage in certain transactions that maintain or affect the price of the bonds. Such transactions may include purchases to cover short positions created by the underwriter in connection with the offering. If the underwriter creates a short position in the bonds in connection with the offering by selling bonds in an aggregate principal amount that exceeds the amount set forth on the cover page of this prospectus supplement, it may reduce that short position by purchasing bonds in the open market. In general, purchases of a security to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

   Neither the underwriter nor we make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the bonds. In addition, neither the underwriter nor we make any representation that the underwriter will engage in such transactions or that, if it engages in such transactions, it will not discontinue such transactions without notice.

   The underwriter has engaged, and in the future may engage, in investment banking transactions with, and the provision of services to, our affiliates and us in the ordinary course of business.

   We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

   The legality of the bonds will be passed on for us by Gerald T. McNeive, Jr., our Senior Vice President--Finance and General Counsel, and for the underwriter by Winthrop, Stimson, Putnam & Roberts, New York, New York.

PROSPECTUS


                                  $350,000,000


                              LACLEDE GAS COMPANY


                              First Mortgage Bonds


   We may offer from time to time our first mortgage bonds.

   We will provide specific terms of any first mortgage bonds we offer, including their offering prices, interest rates and maturities, in supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and any supplements carefully.

   We may offer our first mortgage bonds directly or through underwriters, agents or dealers. The supplements to this prospectus will describe the terms of any particular plan of distribution, including any underwriting arrangements. The "Plan of Distribution" section of this prospectus also provides more information on this topic.

   Our principal executive offices are located at 720 Olive Street, St. Louis, Missouri 63101 and our telephone number is (314) 342-0500.


                               ----------------


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


                               ----------------


                  The date of this Prospectus is July 24, 2000

                               Table of Contents

                                                                            Page
                                                                            ----
Laclede Gas Company........................................................   3
Where You Can Find More Information........................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Use of Proceeds............................................................   4
Description of First Mortgage Bonds........................................   4
Plan of Distribution.......................................................   9
Experts....................................................................  10
Legal Opinions.............................................................  10

                              Laclede Gas Company

   We are a public utility that distributes and transports natural gas. We serve approximately 637,000 customers as of March 31, 2000 in the City of St. Louis, St. Louis County and parts of eight other counties in eastern Missouri and are subject to the jurisdiction of the Missouri Public Service Commission. Generally, we sell gas for househeating, certain other household uses, and commercial and industrial space heating. In addition, we operate underground natural gas storage fields and transport and store liquid propane. We have also invested in other minor, non-utility businesses

   For the three months ended March 31, 2000, we had operating utility revenues of $230 million, approximately 63% of which came from sales to residential customers and 25% from sales to commercial and industrial customers. The balance of our utility operating revenues are primarily attributable to our off-system sales, gas supply incentive plan and transportation service. Due to the seasonal nature of our business, earnings are typically concentrated in the first six months of the fiscal year, which generally corresponds with the heating season.

                      Where You Can Find More Information

   We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the operation of the Public Reference Room. Our SEC filings also are available to you at the SEC's website at "http://www.sec.gov."

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We are incorporating by reference the documents listed below and any future filings we make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the first mortgage bonds offered by this prospectus or they are removed from registration by means of a post-effective amendment. Any of those future filings will update, supercede and replace the information contained in any documents incorporated by reference in this prospectus at the time of the future filings.

  .  Annual Report on Form 10-K for the fiscal year ended September 30, 1999.

  . Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1999 and March 31, 2000.

  .  Current Reports on Form 8-K filed on October 29, 1999 and January 28,
     2000.

   You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and phone number:

                              Corporate Secretary
                              Laclede Gas Company
                                720 Olive Street
                           St. Louis, Missouri 63101
                                  314-342-0531

   You should rely only on the information contained in, or incorporated by reference in, this prospectus and any prospectus supplement. We have not, and any underwriters, agents or dealers have not, authorized anyone else to provide you with different information. We are not, and any underwriters, agents or dealers are not, making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of such documents.

                       Ratio of Earnings to Fixed Charges

   The following table shows our ratio of earnings to fixed charges for the periods indicated:

                                       Fiscal Years Ended September 30,
                                   --------------------------------------------------------
    Twelve Months ended
       March 31, 2000              1999         1998         1997         1996         1995
    -------------------            ----         ----         ----         ----         ----
            2.79                   2.93         3.01         3.62         3.81         2.65

                                Use of Proceeds

   Except as may be set forth in any prospectus supplement, the net proceeds from the sale of our first mortgage bonds will be used to reduce short-term debt, to redeem or discharge certain maturing long-term indebtedness, to finance a portion of our capital expenditures, to reimburse our treasury, for corporate development purposes including, without limitation, acquisitions made by us, and for other general corporate purposes.

                      Description of First Mortgage Bonds

   General. The first mortgage bonds offered by this prospectus are to be issued under our Mortgage and Deed of Trust, dated as of February 1, 1945, to Mississippi Valley Trust Company, as trustee. State Street Bank and Trust Company of Missouri, N.A., is the current trustee. The Mortgage and Deed of Trust as supplemented and amended and as may be further supplemented and amended is referred to as the "Mortgage." The following description sets forth certain general terms and provisions of our first mortgage bonds and the Mortgage. You should read the Mortgage for provisions that may be important to you. We will describe the particular terms of any series of first mortgage bonds and provisions that vary from those described below in one or more prospectus supplements.

   The prospectus supplement relating to any series of first mortgage bonds being offered will include specific terms relating to that offering. These terms will include any of the following terms that apply to that series:

  . the date or dates on which the principal of the first mortgage bonds will be payable and how it will be paid;

  .  the rate or rates at which the first mortgage bonds will bear interest;

  . the place for payment and for the registration and transfer of the first mortgage bonds;

  . the date or dates from which interest on the first mortgage bonds will accrue, the interest payment dates on which interest will be paid, and the record dates for interest payments;

  . any date or dates on which, and the price or prices at which, the first mortgage bonds may be redeemed at our option and any restrictions on such redemption;

  . any sinking fund or other provisions or options held by holders of first mortgage bonds that would obligate us to repurchase or otherwise redeem the first mortgage bonds; and

  . any other terms of the first mortgage bonds not inconsistent with terms of the Mortgage.

   Payment and Paying Agent. Interest on the first mortgage bonds payable on the applicable interest payment date will be paid to the person in whose name the first mortgage bond is registered at the close of business on the record date for the interest payment date. However, if we default in the payment of interest on any first mortgage bond, the defaulted interest will be paid to the person in whose name the first mortgage bond is registered on the date of payment of such defaulted interest. (See Supplemental Indenture Section 2.7.)

   Unless otherwise specified in the prospectus supplement, principal and interest on first mortgage bonds at maturity will be paid upon presentation of the first mortgage bonds at the corporate trust office of the trustee in The City of New York as paying agent for us. We may change the place of payment on the first mortgage bonds, may appoint one or more additional paying agents (including us) and may remove any paying agent, all at our discretion. (See Mortgage Sections 9.03 and 9.04.)

   Registration and Transfer. The first mortgage bonds will be issued only as fully registered bonds without coupons and in the denomination of $1,000, and, at our option, in any multiple or multiples of $1,000 and will be exchangeable for other first mortgage bonds of the same series in other authorized denominations, for a like aggregate principal amount. The Mortgage allows us at our option to charge up to two dollars per first mortgage bond for a transfer or exchange as well as a sum sufficient to cover any applicable taxes or other governmental charges in either case. (See Mortgage Section 2.05.) Unless otherwise specified in the applicable prospectus supplement, transfers and exchanges of the first mortgage bonds may be made at State Street Bank and Trust Company of Missouri, N.A., One Metropolitan Square, St. Louis, Missouri 63101. We are not required to make transfers or exchanges of first mortgage bonds:

  .  for a period of ten days prior to an interest payment date;

  . for a period of fifteen days prior to the selection of first mortgage bonds for redemption; or

  .  called or selected for redemption in full.

(See Supplemental Indenture Section 2.8 and Mortgage Section 2.05.)

   Satisfaction and Discharge. We will be discharged from our obligations on the first mortgage bonds, or any portion of the principal amount of the first mortgage bonds, if we irrevocably deposit with the trustee sufficient cash to pay the principal, or portion of principal, interest and any other sums when due on the first mortgage bonds at their maturity, stated maturity date or redemption. (See Mortgage Section 19.01.)

   The Mortgage will be deemed satisfied and discharged when no first mortgage bonds issued under the Mortgage remain outstanding and when we have paid all other sums payable by us under the Mortgage. (See Mortgage Section 19.01.)

   Consolidation, Merger and Sale of Assets. The Mortgage does not prevent our consolidation with or merger into another corporation or our sale or lease of all or substantially all of the mortgaged property to a corporation provided:

  . we effect the transaction so as to preserve and not impair the lien of the Mortgage;

  . any lease is subject to immediate termination by (a) us or the trustee at any time during a completed default under the Mortgage and (b) a purchaser of the property at a sale under the Mortgage; and

  . the payment of the principal and interest of all first mortgage bonds issued under the Mortgage and the performance and observance of all of our covenants and conditions in the Mortgage are expressly assumed by the successor corporation.

(See Mortgage Section 17.01.)

The successor corporation may exercise our same powers and rights under the Mortgage. The Mortgage will not become a lien upon any of the property or franchises of the successor corporation, except:

  . property which the successor corporation may acquire or construct which becomes an integral part of the property covered by the Mortgage;

  . property used by the successor corporation as the basis under the Mortgage for the issuance of first mortgage bonds; and

  . franchises, repairs and additional property as may be acquired, made or constructed by the successor corporation (a) to maintain, renew and preserve the mortgaged property or (b) in pursuance of some covenant or agreement under the Mortgage.

(See Mortgage Sections 17.02 and 17.03.)

   The Mortgage does not restrict transactions in which we are the surviving entity. (See Mortgage Section 17.01.)

   Eminent Domain Provision. If any governmental body or agency exercises any right which it may have through eminent domain or otherwise to purchase or designate a purchaser of all or substantially all of the mortgaged property, or if we sell all or substantially all of such property to any governmental body or agency, then we shall have the right to redeem all first mortgage bonds outstanding under the Mortgage. The first mortgage bonds would be redeemed at their principal amounts plus accrued interest to the date of redemption together with any premiums as may be required. We covenant that in any of such events we will deposit with the trustee an amount in cash as needed so that all moneys then held by the trustee shall be sufficient to redeem all first mortgage bonds outstanding under the Mortgage. The trustee will then take such steps as may be necessary to effect the redemption. The trustee will use the moneys so deposited with or held by it for the redemption. If we fail to take any steps necessary to effect the prompt redemption of the first mortgage bonds, the trustee shall have the power in our name, or otherwise, to take such steps. The trustee, however, is under no obligation to take any such steps unless the amount of cash on deposit with the trustee shall be sufficient to effect the redemption. (See Mortgage Section 13.06.)

   Priority and Security. The Mortgage creates a continuing lien to secure the payment of the principal of, and interest on, all first mortgage bonds issued under the Mortgage, which are in all respects equally and ratably secured without preference, priority or distinction. The lien of the Mortgage covers substantially all of our properties (real, personal and mixed) and franchises, whether now owned or hereafter acquired, with certain exceptions, including:

  .  cash,

  .  shares of stock,

  .  obligations (including bonds, notes and other securities),

  . property acquired for the purpose of sale or resale in the usual course of business or for consumption in the operation of our properties,

  .  construction equipment acquired for temporary use,

  .  vehicles and automobiles, and

  .  all judgments, accounts and choses in action.

The lien of the Mortgage is subject to certain permitted liens and encumbrances:

  . restrictions, exceptions and reservations of easements, rights of way or otherwise contained in any and all deeds and/or other conveyances under or through which we claim title thereto;

  . with respect to property acquired since the execution of the Mortgage, all defects and limitations of title and all other encumbrances existing at the time of such acquisition, including any purchase money mortgage or lien created at the time of acquisition;

  . defects of title with respect to certain real estate of minor importance acquired by us since 1945;

  .  liens and deeds of trust on our leasehold estate at our general offices;
     and

  .  excepted encumbrances as defined in the Mortgage.

(See Mortgage Section 1.06 and Granting Clauses.)

   Maintenance and Improvement Fund. As long as any first mortgage bonds are outstanding under the Mortgage, we must pay annually to the trustee cash equal to 2 3/4% of the average amount of our gross property account (see Mortgage
Section 9.07III) less certain credits. These credits consist of:

  . credit for ordinary maintenance and repairs to the mortgaged property in the calendar year in question;

  . credit for expenditures since August 31, 1942 for property additions that have not been made the basis for the issuance of first mortgage bonds, for a prior credit or as to which the right to have first mortgage bonds authenticated has been waived (this credit is limited to the cost of mortgaged property retired subsequent to August 31, 1942);

  . credit for property additions which could be the basis for the issuance of first mortgage bonds, but which first mortgage bonds have not yet been issued;

  . credit for outstanding first mortgage bonds surrendered to the trustee for cancellation; and

  . credit up to $2,000,000 for the payment of certain debentures which were issued in 1945 and have now been paid.

   If the credits taken exceed the amount of the annual payment which would otherwise be required, the excess credits may be carried forward from year to year. We may choose to use these excess credits or to deposit cash into the fund. Any cash so deposited may be withdrawn on the basis of those credits or used to redeem first mortgage bonds. Any cash not so withdrawn or used within three years from the receipt thereof by the trustee shall be used by the trustee to redeem first mortgage bonds. The credit balance which is shown on the most recent certificate, which was filed in 2000 for the calendar year 1999 and may, therefore, be carried forward, is $78,764,570. (See Mortgage Section 9.07.)

   Issuance of Additional First Mortgage Bonds. The aggregate amount of first mortgage bonds which may be issued under the Mortgage is unlimited. The first mortgage bonds of each series shall be of such denominations, date, maturity and interest rate and may have such redemption or sinking fund provisions and such other terms as our board of directors may determine. Sinking fund provisions for first mortgage bonds of one series may be inapplicable to first mortgage bonds of another series.

   The Mortgage permits the issuance of additional first mortgage bonds under Articles VI, VII or VIII.

   Under Article VI, first mortgage bonds may be issued against unfunded property additions in a principal amount not exceeding 60% of the cost or fair value thereof, whichever is less, after making certain adjustments. (See Mortgage Article VI and Section 1.04.) Unfunded property additions, at March 31, 2000, amounted to $416,233,107. The Mortgage (Section 6.05) requires, as a prerequisite to the authentication of first mortgage bonds under Article VI, net earnings (as defined) for any 12 consecutive months within the 15 preceding months at least twice the amount of the annual interest requirements on all first mortgage bonds that will be outstanding under the Mortgage after such authentication. Alternatively, we may deliver a certificate to the trustee that shows our net earnings after provisions for depreciation, depletion and amortization of property, for any 12 consecutive months within the 15 months preceding the proposed issuance date of the additional first mortgage bonds, at least 2 1/4 times the amount of total annual interest charges on our funded debt, including the additional first mortgage bonds to be issued. Funded debt means all of our debt with a term of at least one year. (See Supplemental Indenture Section 4.3 or 5.4, as applicable.)

   Article VII allows the issuance of first mortgage bonds based upon the retirement of first mortgage bonds previously outstanding. The principal amount of first mortgage bonds issued under Article VII may not exceed the principal amount of first mortgage bonds previously issued and retired which have not been made the basis of certain credits. As of June 30, 2000, $47 million of previously issued and retired first mortgage bonds are available to support the issuance of additional first mortgage bonds. The Mortgage also provides that so long as any of the first mortgage bonds offered by this prospectus are outstanding additional first mortgage bonds may not be issued on the basis of first mortgage bonds which were taken as a credit against any sinking fund or as a credit against the annual maintenance and improvement payment. (See Mortgage Section 7.01 and Supplemental Indenture Section 5.3.)

   The Mortgage also permits the issuance of additional first mortgage bonds under Article VIII of a principal amount equal to an amount of cash deposited with the trustee. A prerequisite to the authentication of first mortgage bonds under this Article is the delivery of a net earnings certificate like that required under Article VI. (See Mortgage Section 8.01.) We may also replace the net earnings certificate with the alternative form similarly allowed under Article VI. We may later withdraw the cash after substituting either property additions or first mortgage bonds previously retired. In such case, we waive the right to issue other first mortgage bonds of a principal amount equal to the amount of cash withdrawn. (See Mortgage
Section 8.02.)

   Release and Substitution of Property. Unless we are in default under the Mortgage, property may be released against:

  .  cash or, to a limited extent, purchase money mortgages,

  .  property additions, and

  .  the waiver of the right to issue first mortgage bonds.

Any cash deposited may be withdrawn upon the basis of property additions and the waiver of the right to issue first mortgage bonds on the basis of property additions. The Mortgage contains special provisions with respect to pledged prior lien bonds. (See Mortgage Articles XI and XIII.)

   Events of Default and Remedies. A "completed default" under the Mortgage means any of the following:

  . failure to pay the principal of any first mortgage bond when due, whether at its maturity as stated therein or by declaration, redemption or otherwise;

  . failure to pay interest on any first mortgage bond within 60 days of when it is due;

  . certain events involving our bankruptcy, insolvency or reorganization for a period of 90 days or more; or

  . failure to perform any covenant, agreement or condition in the Mortgage within 90 days of notice thereof to us from the trustee.

   Article XIV of the Mortgage provides that if a completed default happens, the trustee may, and upon written request of the holders of a majority in principal amount of the first mortgage bonds then outstanding will, declare the principal and accrued interest then owing immediately due and payable. However, after that declaration but before any sale under that declaration, the holders of a majority in principal amount of all outstanding first mortgage bonds may, under certain circumstances, rescind and annul the declaration if all agreements with respect to the completed default have been fully performed and all interest in arrears and expenses and charges have been paid. Upon the occurrence of a completed default, the trustee may take possession of and manage and operate the property. In addition, the trustee may sell all of the property, or those parcels as the holders of a majority in principal amount of the first mortgage bonds outstanding may determine.

   Subject to the provisions of the Mortgage relating to the duties of the trustee, if an event of a completed default occurs and continues, the trustee is under no obligation to exercise any of its rights or powers under the Mortgage unless the holders of a majority in principal amount of the first mortgage bonds then outstanding have requested the trustee to take action and have adequately indemnified the trustee. In addition, the holders of a majority in principal amount of the first mortgage bonds then outstanding have the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee and to exercise any trust or power conferred on the trustee.

   The Mortgage provides that the trustee will, within 90 days after the occurrence of a completed default, give notice to the holders of the default, unless the default is cured before the giving of the notice. In the case of a default in the payment of the principal of or interest on any of the first mortgage bonds, however, the trustee is protected in withholding notice if it determines in good faith that the withholding of the notice is in the interest of the holders of first mortgage bonds.

   No holder of first mortgage bonds has any right to institute any suit, action or proceeding in equity or at law for the foreclosure of the Mortgage, for the execution of any trust, for the appointment of a receiver or any other remedy unless:

  . prior notice is given by such holder to the trustee of a completed default;

  . holders of at least 25% of the first mortgage bonds then outstanding request the trustee, and offer it reasonable opportunity, to proceed and offer it adequate security and indemnity; and

  . the trustee for 60 days after its receipt of the notice fails or refuses to institute such action.

   The Mortgage also provides that a court may in its discretion require, in any suit to enforce any provision of the Mortgage or against the trustee, the filing by the party filing the suit of an undertaking to pay the costs of the suit. The court may also assess reasonable costs including attorneys' fees against any party to the suit. These provisions do not apply, however, to a suit filed by the trustee or any bondholder for the payment of principal or interest on any first mortgage bond on or after the stated due date of the first mortgage bond.

   Annual Notice to Trustee. We are required to furnish annually to the trustee a certificate as to compliance with all conditions and covenants under the Mortgage. We must provide similar certificates to the trustee upon each release of property from the lien of the Mortgage and upon each issuance of additional first mortgage bonds.

   The Trustee. State Street Bank and Trust Company of Missouri, N.A. is the trustee under the Mortgage. It is presently contemplated that State Street Bank and Trust Company, an affiliate of the trustee under the Mortgage, will be the trustee under one or more indentures under which we may issue unsecured debt securities.

   Modification of Mortgage. Article XX of the Mortgage contains provisions permitting modification of the Mortgage by consent of the holders of 66 2/3% in principal amount of all first mortgage bonds whose rights are affected by such modification. However, no modification may:

  .  extend the maturity of the principal of any first mortgage bonds,

  .  reduce the rate of interest on any first mortgage bond,

  .  modify any other term of payment of principal and interest,

  .  deprive to any holder of a first mortgage bond the mortgage lien,

  . create a lien on the mortgaged property ranking equal or prior to the mortgage lien, or

  .  reduce the percentage required for modification,

without the consent of any holder of first mortgage bonds affected by the modification. Holders of at least 75% in principal of the first mortgage bonds outstanding (including first mortgage bonds offered by this prospectus), however, may consent to the postponement of any interest payment for a period not exceeding three years from its due date.

                              Plan of Distribution

   We may sell the first mortgage bonds in one or more series in any of three ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to a limited number of purchasers or to a single purchaser.

   Through Underwriters or Dealers. If underwriters are used in the sale, the first mortgage bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at the initial public offering price or at varying prices determined at the time of the sale. The first mortgage bonds may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more managing underwriters. The underwriter or underwriters with respect to first mortgage bonds will be named in the prospectus supplement relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of the prospectus supplement. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the first mortgage bonds will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the first mortgage bonds if any are purchased.

   Through Agents. First mortgage bonds may be sold through agents designated by us from time to time. The prospectus supplement will set forth the name of any agent involved in the offer or sale of the first mortgage bonds as well as any commissions payable by us to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable best efforts basis for the period of its appointment.

   Directly. We may sell the first mortgage bonds directly to one or more purchasers. In this case, no underwriters or agents would be involved.

   General Information. The prospectus supplement for any first mortgage bonds will set forth the terms of the offering of those first mortgage bonds, including: (a) the name or names of any underwriters, dealers or agents; (b) the purchase price of those first mortgage bonds and the proceeds to us from their sale; (c) any underwriting discounts, agents' commissions and other items constituting underwriting compensation; (d) any initial public offering price; and (e) any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   If so indicated in the prospectus supplement for any first mortgage bonds, we may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase those first mortgage bonds from us at the initial public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Those contracts will be subject to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of those contracts.

   Agents, underwriters and dealers may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933 or to contribution by us with respect to payments which those agents, underwriters and dealers may be required to make in respect of those liabilities.

                                    Experts

   The financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended September 30, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 Legal Opinions

   Opinions as to the legality of the first mortgage bonds to be issued will be delivered by Gerald T. McNeive, Jr., our Senior Vice President--Finance and General Counsel, and by Winthrop, Stimson, Putnam & Roberts, New York, New York, counsel for the underwriters, dealers or agents.

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information, and if you receive any unauthorized information, you should not rely on it. We are not making an offer of these securities in any place where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the applicable document. If information in this prospectus supplement is inconsistent with the prospectus, this prospectus supplement will apply and will supersede that information in the prospectus.

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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

The Company................................................................ S-2
Description of the Bonds................................................... S-2
Summary Financial Information.............................................. S-5
Ratio of Earnings to Fixed Charges......................................... S-5
Book-Entry Issuance--The Depository Trust Company.......................... S-5
Underwriting............................................................... S-7
Legal Matters.............................................................. S-7

                                   Prospectus

Laclede Gas Company........................................................   3
Where You Can Find More Information........................................   3
Ratio of Earnings to Fixed Charges.........................................   4
Use of Proceeds............................................................   4
Description of First Mortgage Bonds........................................   4
Plan of Distribution.......................................................   9
Experts....................................................................  10
Legal Opinions.............................................................  10

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                                  $30,000,000

                              LACLEDE GAS COMPANY

                              First Mortgage Bonds
                      7.90% Series due September 15, 2030


                                     [LOGO]

                           A.G. Edwards & Sons, Inc.


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